FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes              No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No             X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Mr. Ernesto Gallardo has been appointed as the new Chief Financial Officer (CFO) and Market Relations Manager of BBVA Banco Francés S.A.

Buenos Aires, December 22, 2017

Securities and Exchange Commissions

Relevant Information: CFO designation

We are pleased to inform you that Mr. Ernesto Gallardo, who held the position of Head of Financial Management at BBVA Bancomer, has been appointed as the new Chief Financial Officer (CFO) and Market Relations Manager of BBVA Banco Francés S.A.

He has broad experience working in financial institutions, and holds a PhD in Finance from the Autonomous University of Madrid.

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: December 22, 2017	By:	/s/ Martin Zarich
	Name:	Martin Zarich
	Title:	Chief Executive Officer